Board of Governors of the Federal Reserve System OMB Number 7100-0224 Approval expires February 28, 2026
Federal Deposit Insurance Corporation OMB Number 3064-0093 Approval expires March 31, 2025
Office of the Comptroller of the Currency OMB Number 1557-0184 Approval expires August 31, 2025
Securities and Exchange Commission OMB Number 3235-0083 Approval expires September 30, 2025

Board of Governors of the Federal Reserve System

Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

For further information on the requirements to file this notice, please refer to the instructions.

Public reporting burden for this collection of information is estimated to average 1 hour per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Activities Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549.

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☒ Comptroller of the Currency
   - B. ☐ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☒ Government Securities Dealer
   - C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
Sept. 4, 2024
REGISTRATIONS BRANCH
04

4. A. Full name of the financial institution U.S. Bank National Association

   B. Address of principal office of financial institution:

   800 Nicollet Mall
   Address
   Minneapolis | MN | 55402
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   777 East Wisconsin Ave
   Address
   Milwaukee | WI | 53202
   City | State | Zip Code

24007871

   D. Mailing address if different from (B) or (C):

   Address
   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
Christopher D. Thornton	Senior Vice President	612-303-4040

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
See attached List				

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Brustuen, Kim A.	Senior Vice President
Goetter, Brian R.	Assistant Vice President

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Christopher Dean Thornton
Name (First, Middle, Last)

Senior Vice President
Title

[signature]
Signature

09/03/2024
Date

Money Center Office Title	Street Address	City	State	Zip	Mail Stop
Minneapolis Office	800 Nicollet Mall	Minneapolis	MN	55042	BC-MN-H18T
Milwaukee Office	777 East Wisconsin Ave.	Milwaukee	WI	53202	MK-WI-T4
Seattle Office	1420 Fifth Ave	Seattle	WA	98101	PD-WA-T11C
Sacramento Office	621 Capitol Mall	Sacramento	CA	95814	SF-CA-PL11
Los Angeles Office	633 W 5th St	Los Angeles	CA	90071	LM-CA-T30R
Denver Office	950 17th ST	Denver	CO	80202	DN-CO-T4RS
St. Louis Office	1 North Brentwood Blvd	Clayton	MO	63105	SL-MO-A1CS
Cincinnati Office	425 Walnut St	Cincinnati	OH	45202	CN-OH-W8
New York Office	1095 Avenue of the Americas	New York	NY	10036	EX-NY-BP13

FORM G-FIN-4

Disclosure Form for Person Associated with a Financial Institution Government Securities Broker or Dealer

OMB APPROVAL
OMB #1535-0089

1. Applicant Name Brustuen (Last) Kim (First) M (Middle (If none, so specify))

2. Financial Institution Government Securities Broker or Dealer:

   A. Name US Bancorp

   B. Registration Number 8 6 2 9 8 0

   C. Main Address 800 Nicollet Mall, Minneapolis, MN 55402

3. Office of Employment of Applicant 800 Nicollet Mall, Minneapolis, MN 55402

4. Date of Employment of Applicant 7/17/2002

5. To Be Filed With The Following (Indicate One):
   - Board of Governors of the Federal Reserve System ☐
   - Comptroller of the Currency ☑
   - Federal Deposit Insurance Corporation ☐
   - Director Office of Thrift Supervision ☐
   - Securities and Exchange Commission ☐

6. It is anticipated that the applicant will perform the following functions in the capacity indicated:

	Capacity: Supervisory	Capacity: Non-Supervisory
A. Underwriting, trading or sales of government securities:	☑	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of government securities:	☐	☑
C. Research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in (A) and (B) above:	☐	☑
D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in (A) and (B) above:	☑	☐
E. Processing and clearance activities with respect to government securities:	☑	N/A
F. Maintenance of records involving activities described in (A) through (E) above:	☑	N/A

7. For the purpose of verifying the information furnished on this form by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided.

Employer	Name and Position of Person Contacted

4/6/15 (Date) — John C. Stern (Print Name of Supervisor of Applicant) — [signature] (Signature of Supervisor of Applicant)

PERSONAL HISTORY OF APPLICANT

8. Brustuen (Last Name) Kim (First) M (Middle)

9. ______ Social Security Number (Completion is not mandatory)

10. 24160 Northridge Ave (Resident Street Address)

11. Rogers (City) MN (State) 55374 (ZIP Code)

12. 11/17/1976 (Date of Birth)

13. Robbinsdale, MN (Place of Birth)

14. Any other name ever used or by which known: Kim M. Adams

15. Employment History

The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

Name of Employer, Complete Address and Type of Business	From Mo. Yr.	To Mo. Yr.	Position Held	Reason for Leaving	Full or Part Time
US Bank	**07/02**	**Present**	**MC Sales**	**N/A**	**FT**

16. Residential History

The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residential address:

Address (Street, City, State, ZIP Code)	From Mo. Yr.	To Mo. Yr.
24160 Northridge Ave, Rogers, MN 55374	**09/06**	**Present**

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS

17. Definitions

- Investment or Investment-Related - Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a government securities broker or dealer, municipal securities dealer, broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.
- Foreign Financial Regulatory Authority - Includes any (a) foreign securities authority; (b) other governmental body or foreign equivalent of a self-regulatory organization empowered by a foreign government to administer or enforce its laws relating to the regulation of investment or investment-related activities; or (c) membership organization, a function of which is to regulate the participation of its members in the activities listed above.

A. Have you, within the 10 years preceding the date of this filing, been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:
   (1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion? .... Yes ☐ No ☑
   (2) any other felony? .... Yes ☐ No ☑

B. Has any domestic or foreign court ever:
   (1) enjoined you in connection with any investment-related activity? .... Yes ☐ No ☑
   (2) found that you were involved in a violation of investment-related statutes or regulations? .... Yes ☐ No ☑

C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
   (1) found you to have made a false statement or omission? .... Yes ☐ No ☑
   (2) found you to have been involved in a violation of investment-related regulations or statutes? .... Yes ☐ No ☑
   (3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☑
   (4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities? .... Yes ☐ No ☑
   (5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity? .... Yes ☐ No ☑

D. Has any other federal regulatory agency, any state regulatory agency, or foreign financial regulatory authority ever:
   (1) found you to have made a false statement or omission or been dishonest, unfair or unethical? .... Yes ☐ No ☑
   (2) found you to have been involved in a violation of investment regulations or statutes? .... Yes ☐ No ☑
   (3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☑
   (4) entered an order against you in connection with investment-related activity? .... Yes ☐ No ☑
   (5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment related business, or disciplined you by restricting your activities? .... Yes ☐ No ☑
   (6) revoked or suspended your license as an attorney, accountant or federal contractor? .... Yes ☐ No ☑

E. Has any self-regulatory organization or commodities exchange:
   (1) found you to have made a false statement or omission? .... Yes ☐ No ☑
   (2) found you to have been involved in a violation of its rules? .... Yes ☐ No ☑
   (3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? .... Yes ☐ No ☑
   (4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? .... Yes ☐ No ☑

F. Has any foreign government, court, regulatory agency, or exchange ever entered an order against you related to investments or fraud other than as reported in Items 17.A., B., or D.? .... Yes ☐ No ☑

G. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-F of this item? .... Yes ☐ No ☑

H. Have you been discharged or permitted to resign because you were accused of:
(1) violating investment-related statutes, regulations, rules, or industry standards of conduct? .... Yes ☐ No ☑
(2) fraud or the wrongful taking of property? .... Yes ☐ No ☑
(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct? .... Yes ☐ No ☑

Date 4/6/15 Signature of Applicant [signature]

FORM G-FIN-4 ACKNOWLEDGMENT

18. Applicant Name Brustuen Kim M

19. Financial Institution Government Securities Broker or Dealer Name US Bancorp

20. Financial Institution Government Securities Broker or Dealer Address 800 Nicollet Mall
Minneapolis, MN 55402

Receipt Stamp

21. Attention: Melody Botnen

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 21. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

FORM G-FIN-4

Disclosure Form for Person Associated with a Financial Institution Government Securities Broker or Dealer

OMB APPROVAL
OMB #1535-0089

1. Applicant Name: Goetter (Last) Brian (First) Robert (Middle (If none, so specify))

2. Financial Institution Government Securities Broker or Dealer:

   A. Name: USBancorp

   B. Registration Number: 8 6 2 9 8 0

   C. Main Address: 800 Nicollet Mall, Minneapolis, MN 55402

3. Office of Employment of Applicant: 777 E Wisconsin Ave, Milwaukee, WI 53202

4. Date of Employment of Applicant: 4/16/2004

5. To Be Filed With The Following (Indicate One):
   - Board of Governors of the Federal Reserve System ☐
   - Comptroller of the Currency ☑
   - Federal Deposit Insurance Corporation ☐
   - Director Office of Thrift Supervision ☐
   - Securities and Exchange Commission ☐

6. It is anticipated that the applicant will perform the following functions in the capacity indicated:

	Capacity: Supervisory	Capacity: Non-Supervisory
A. Underwriting, trading or sales of government securities:	☑	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of government securities:	☐	☑
C. Research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in (A) and (B) above:	☐	☑
D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in (A) and (B) above:	☑	☐
E. Processing and clearance activities with respect to government securities:	☑	N/A
F. Maintenance of records involving activities described in (A) through (E) above:	☑	N/A

7. For the purpose of verifying the information furnished on this form by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided.

Employer	Name and Position of Person Contacted

Date: ______ Print Name of Supervisor of Applicant: Joseph Tessmer Signature of Supervisor of Applicant: ______

PERSONAL HISTORY OF APPLICANT

8. Goetter (Last Name) Brian (First) Robert (Middle)

9. ______ Social Security Number (Completion is not mandatory)

10. 1814 Stoneridge Lane (Resident Street Address)

11. Grafton (City) WI (State) 53024 (ZIP Code)

12. 9/2/1977 (Date of Birth)

13. Port Washington, WI 53074 (Place of Birth)

14. Any other name ever used or by which known: N/A

15. Employment History

The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

Name of Employer, Complete Address and Type of Business	From Mo. Yr.	To Mo. Yr.	Position Held	Reason for Leaving	Full or Part Time
US Bank	**04/04**	**Present**	**MC Sales**	**N/A**	**FT**

16. Residential History

The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residential address:

Address (Street, City, State, ZIP Code)	From Mo. Yr.	To Mo. Yr.
1814 Stoneridge Lane, Grafton, WI 53024	**04/19**	**Present**
N105 W6326 Brenton Ln, Cedarburg, WI 53012	**11/06**	**04/19**

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS

17. Definitions

- Investment or Investment-Related - Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a government securities broker or dealer, municipal securities dealer, broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.
- Foreign Financial Regulatory Authority - Includes any (a) foreign securities authority; (b) other governmental body or foreign equivalent of a self-regulatory organization empowered by a foreign government to administer or enforce its laws relating to the regulation of investment or investment-related activities; or (c) membership organization, a function of which is to regulate the participation of its members in the activities listed above.

A. Have you, within the 10 years preceding the date of this filing, been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:
   (1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion? .... Yes ☐ No ☑
   (2) any other felony? .... Yes ☐ No ☑

B. Has any domestic or foreign court ever:
   (1) enjoined you in connection with any investment-related activity? .... Yes ☐ No ☑
   (2) found that you were involved in a violation of investment-related statutes or regulations? .... Yes ☐ No ☑

C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
   (1) found you to have made a false statement or omission? .... Yes ☐ No ☑
   (2) found you to have been involved in a violation of investment-related regulations or statutes? .... Yes ☐ No ☑
   (3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☑
   (4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities? .... Yes ☐ No ☑
   (5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity? .... Yes ☐ No ☑

D. Has any other federal regulatory agency, any state regulatory agency, or foreign financial regulatory authority ever:
   (1) found you to have made a false statement or omission or been dishonest, unfair or unethical? .... Yes ☐ No ☑
   (2) found you to have been involved in a violation of investment regulations or statutes? .... Yes ☐ No ☑
   (3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☑
   (4) entered an order against you in connection with investment-related activity? .... Yes ☐ No ☑
   (5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment related business, or disciplined you by restricting your activities? .... Yes ☐ No ☑
   (6) revoked or suspended your license as an attorney, accountant or federal contractor? .... Yes ☐ No ☑

E. Has any self-regulatory organization or commodities exchange:
   (1) found you to have made a false statement or omission? .... Yes ☐ No ☑
   (2) found you to have been involved in a violation of its rules? .... Yes ☐ No ☑
   (3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? .... Yes ☐ No ☑
   (4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? .... Yes ☐ No ☑

F. Has any foreign government, court, regulatory agency, or exchange ever entered an order against you related to investments or fraud other than as reported in items 17.A., B., or D.? .... Yes ☐ No ☑

G. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-F of this item? .... Yes ☐ No ☑

H. Have you been discharged or permitted to resign because you were accused of:

(1) violating investment-related statutes, regulations, rules, or industry standards of conduct? .... Yes ☐ No ☑

(2) fraud or the wrongful taking of property? .... Yes ☐ No ☑

(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct? .... Yes ☐ No ☑

Date 4/24/19 Signature of Applicant Brian Goetter

FORM G-FIN-4 ACKNOWLEDGMENT

18. Applicant Name **Goetter** **Brian** **Robert**

19. Financial Institution Government Securities Broker or Dealer Name **USBancorp**

20. Financial Institution Government Securities Broker or Dealer Address **130 W Superior St**
Duluth, Mn 55802

Receipt Stamp

21. Attention: **Melody Botnen**

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 21. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.